SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2021

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

GEOFF DOHERTY TO JOIN BOARD OF RYANAIR HOLDINGS PLC

The Board of Ryanair Holdings PLC today (1 Oct) announced the appointment of Mr. Geoff P. Doherty as a non-executive director with immediate effect. Mr Doherty is the current CFO of Kingspan Group PLC, where he is also a member of the Board of Directors. Mr Doherty has extensive PLC experience having previously been a member of the Greencore  Group PLC Board as well as Kingspan. A qualified chartered accountant, Mr Doherty will also join Ryanair's Audit Committee.

Ryanair's Chairman Stan McCarthy said:

"We are very pleased to welcome Geoff Doherty to the Board of Ryanair Holdings. Given Geoff's considerable experience and skills in the field of finance, as both a main Board Director and CFO, he will, we believe, be a significant and valuable addition to both our Board and our Audit Committee.

Geoff is currently the CFO of Kingspan Group, which is a company Ryanair greatly admires. Like them, Ryanair is growing rapidly, investing heavily in new environmentally efficient technology, is capitalising on significant growth opportunities post Covid-19, and is expanding rapidly across many European markets outside of Ireland. We are delighted to welcome Geoff to the team, and we all look forward to working with him over the coming years to achieve Ryanair's exciting and ambitious growth and environmental goals."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 01 October, 2021

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary